State of Delaware
Secretary of State
Division of Corporations
Delivered 11:54 AM 02/12/2018
FILED 11:54 AM 02/12/2018
SR 20180909220 - File Number 6752294

# CERTIFICATE OF FORMATION
# OF
# SCANHASH LLC

(A Delaware Limited Liability Company)

**First:** The name of the limited liability company is: SCANHASH LLC

**Second:** Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this February 12, 2018.

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, II, President

# STATEMENT OF AUTHORIZED PERSON
**\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\***

IN LIEU OF ORGANIZATIONAL MEETING
FOR
SCANHASH LLC
February 12, 2018

We, Harvard Business Services, Inc., the Authorized Person of SCANHASH LLC -- a Delaware Limited Liability Company -- hereby adopt the following resolution pursuant to Section 18-201 of the Delaware Limited Liability Company Act:

**Resolved**: That the Certificate of Formation of SCANHASH LLC was filed with the Secretary of State of Delaware on February 12, 2018.

**Resolved**: That on February 12, 2018 the following persons were appointed as the initial Members of the Limited Liability Company until their successors are elected and qualify:

CODELAW LLC

**Resolved**: That the undersigned signatory hereby resigns as the authorized person of the above named Limited Liability Company.

This resolution shall be filed in the minute book of the company.


_____

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, II, President


*** This document is not part of the public record. Keep it in a safe place. ***